ARC Corporate Realty Trust, Inc.

1401 Broad Street

Clifton, New Jersey 07013

July 12, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey A. Shady, Esq.

Re:	ARC Corporate Realty Trust, Inc.

File No. 0-50727

In connection with its response to comments pertaining to its Information Statement on Schedule 14A (“Proxy Statement”) initially filed with the Securities and Exchange Commission (“SEC”) on April 19, 2006, which comments are set forth in a letter from Owen Pinkerton, Senior Counsel, dated May 15, 2006, ARC Corporate Realty Trust, Inc. (the “Company”) acknowledges as follows:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

2.	SEC Staff comments or revisions to disclosure in the Proxy Statement in response to SEC Staff comments do not foreclose the SEC from taking any action with respect to the Proxy Statement; and

3.	The Company may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

ARC CORPORATE REALTY TRUST, INC.

By:	/S/ ROBERT J. AMBROSI
Robert J. Ambrosi, President